June 1, 2010

VIA EDGAR

Mr. Duc Dang
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

Re:      Associated Estates Realty Corporation

            Commission file number:  001-12486

            Form 10-K for the fiscal year ended December 31, 2009

Dear Mr. Dang:

            Set forth below is our response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in your letter to Mr. Jeffrey Friedman, dated May 18, 2010, with respect to the filing referenced above.  For the staff’s convenience, the text of the staff’s comments is set forth below followed by our response.

Proxy Statement on Schedule 14A, filed April 2, 2010

Objectives of the Executive Compensation Program

1.   We note you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K.  Please tell the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach such conclusion.

RESPONSE:  We have reviewed our compensation programs to determine whether they encourage our employees to take unnecessary or excessive risks that could have a material adverse effect on our business, and we have determined that they do not.

We believe that our programs are appropriately designed to incent employees to achieve our corporate goals such as improving operating performance and strengthening the balance sheet, but not in a way that poses unnecessary or excessive material risk to us.  The following are reasons that we believe support this conclusion:

•     Our Compensation Committee, with the assistance of an independent compensation consultant, has structured the compensation program to balance annual incentives (“AIP”) to reward performance toward current objectives and priorities with long-term incentives (“LTIP”) that focus on longer term strategic objectives and long-term shareholder interests.

•     The Compensation Committee works closely with our Finance and Planning Committee to ensure that the targets established for the AIP and LTIP support our strategic objectives and are motivating, but realistic to discourage taking inappropriate risks.  Targets include net operating income growth balanced by maintenance of interest coverage and fixed-charge coverage ratios.

•     The Compensation Committee interacts quarterly with the Audit Committee to track the company’s quarterly operating performance against targets based on quarterly results reviewed by the Audit Committee to track actual performance and make adjustments to budgeted incentive compensation accruals accordingly.

•     The annual cash incentive for all employees was capped and for executive officers the cap is established at between 75%-195% of base salary.

•     The single-year and multi-year components of the LTIP are paid in the form of restricted shares, which encourage participants to seek sustainable growth and the creation of shareholder value.  For the single year component, restricted shares, if earned, are awarded following a one year measurement period and vest one-third upon the grant and in one-third increments on the first and second anniversary of the grant date grant.  For the multi-year component, restricted shares, if earned, are awarded following a three year measurement period and vest one year after the date of grant.

•     When broader economic uncertainties made it difficult to establish meaningful performance targets specifically relating to the Company’s business and budget, the Compensation Committee determined to exercise its discretion in the payout of incentives to prevent undesirable outcomes. For example, the use of discretion reduced the likelihood of employees taking unnecessary risk to achieve unrealistic performance targets or not being properly motivated because targets were unachievable, and, conversely, prevented against the risk of incentive compensation that was excessive as compared with company performance if targets were established too low.  The executive management team followed a consistent approach to incent and reward employees throughout the Company.

For the reasons discussed, we do not believe that risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company, and, in future filings we will make an affirmative statement to that effect.  However, in the future, if we believe that our compensation policies and practices are reasonably likely to have a material adverse effect on the Company we will provide the disclosure required by Item 402(s) of Regulation S-K.

Elements of the Executive Compensation Program, page 14

2.   We note that you have targeted your annual incentive opportunities for Messrs. Friedman, Fishman, Fatica and Shannon at 130%, 50%, 60% and 80% of their base salary, respectively.  You have also indicated that the Committee considered several measures of corporate performance and business unit and individual performance, without specific weightings, in determining the amount of annual incentives awarded to each named officer.  Please provide more detail about each person’s achievements and your consideration of such achievements of qualitative and quantitative corporate performance measures that lead to the specific amounts awarded.  Similar disclosures should be provided in future filings.  Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:  As disclosed in our proxy statement dated April 2, 2010, for 2009 the Committee used its discretion in awarding annual incentives because of the difficulty in establishing meaningful targets for future performance in late 2008 and early 2009.  The lack of clarity in the general economic environment made it difficult to establish specific Company operating metrics and targets as well as relative targets based on the comparable peer group.  In determining the amounts to be awarded, the Compensation Committee met quarterly to review the Company’s performance as compared to the budget approved by the board, management’s performance and actual results on both an absolute and relative basis.  The Committee believed that the management team performed exceptionally well in a difficult environment.  The management team provided strong leadership in keeping the Company’s employees focused on performance and cost effective operations, which resulted in the Company performance being better than expected and better than its peers as measured by net operating income and total shareholder return.  Individual qualitative factors that supported the disclosed payouts for executive officers included the following:

Mr. Friedman-leading the Company in a very difficult time; keeping the management team motivated and focused on core performance; intense focus on risk management, debt maturities and Company-wide compensation plans.

Mr. Fishman-effectively managing the Company’s legal department; including managing the Company’s real estate tax liability by appealing real estate appraisals when appropriate and managing insurance risks and costs.

Mr. Fatica-the timeliness and accuracy of the Company’s financial reporting; improvements made in processes within his department; effectively managing the Company’s debt maturities; maintaining banking relationships with existing and new lenders and developing broader coverage by dedicated REIT research groups.

Mr. Shannon- effectively optimizing performance of the Company’s portfolio during a challenging time; keeping the employees in the field motivated and focused on operating margin; minimizing key employee turnover.

In future filings, the Company will provide more discussion regarding individual achievements as well as qualitative and quantitative corporate measures considered in determining amounts awarded.

Long-Term Incentives, page 15

3.   We note that you delivered single year LTIP awards to Messrs. Friedman, Fishman, Fatica and Shannon at 110% of target.  Please provide more detail about each person’s achievements based on your assessment of corporate performance and how the consideration of such achievements lead to the awards of 110% of target.  Provide disclosure in future filings and tell us how you plan to comply.

RESPONSE:  Similar to the annual incentive program, the Compensation Committee determined to use discretion in determining the payout of the single year component of the long-term incentive plan (“LTIP”) because of the difficulty in establishing reliable targets for 2009.  The LTIP has been designed so that the single year component typically focuses on corporate performance metrics consistent with the Company’s strategic plan, such as net operating income growth and interest coverage and fixed charge coverage ratios. The Company’s same property net operating income for 2009 was greater than the amount that had been projected based on the Board approved budget and both the interest coverage and fixed charge coverage ratios improved.  The Committee considered the management team’s contribution as a whole, as opposed to individually, in producing what the Committee believed were exceptional results in a difficult environment.  After careful consideration, the Committee determined payout awards at 110% of the targeted amounts were appropriate.  In future filings, we will provide greater detail in discussing the relationship between corporate performance and actual awards, and, if appropriate, the qualitative factors considered by the Committee.

Summary Compensation Table, page 19

4.   We note that you disclosed the compensation for your chief executive officer, chief financial officer, secretary and general counsel, and senior vice president of operations.  Please explain why you did not include another highly compensated executive officer as required by Item 402(a)(3)(iii) of Regulation S-K.

RESPONSE:  Pursuant to Item 402(a)(3) of Regulation S-K, the Company discloses compensation information for its chief executive officer, who serves as the Company's "principal executive officer," its chief financial officer, who serves as "principal financial officer" and two other executive officers, its secretary and general counsel and its senior vice president of operations.  These four officers are the only individuals that fall within the definition of “executive officer” under Rule 3b-7 of the Securities Exchange Act of 1934.  No other officer currently performs a policy-making function.  In addition, the Company’s four executive officers are also the four most highly compensated employees.  Each year the Company’s Board of Directors reviews the designation of executive officers and, in the future, if an additional executive officer is identified, the Company will make the appropriate disclosures with respect to compensation.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the staff’s comments and changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 797-8779.

Very truly yours,

/s/ Lou Fatica

Lou Fatica

Chief Financial Officer

Associated Estates Realty Corporation